BLUE RIDGE BANKSHARES, INC.

October 4, 2019

VIA EDGAR

Pamela Long

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Blue Ridge Bankshares, Inc.

Registration Statement on Form S-4

Filed August 8, 2019

File No. 333-233148

Dear Ms. Long:

Blue Ridge Bankshares, Inc. (the “Company,” “we,” “our” or “us”) has received your letter dated September 4, 2019, containing comments on the Company’s above-referenced Registration Statement on Form S-4 (the “Registration Statement”). This letter on behalf of the Company responds to each of the comments set forth in your letter. For convenience of reference, we have set forth your comments in bold below, with the Company’s response following each comment.

In connection with this letter, we are filing an amendment to the Registration Statement (“Amendment No. 1”) on the date hereof. Page numbers referenced in the responses refer to page numbers in Amendment No. 1.

Cover Page

1.	Please revise to disclose the aggregate value of the merger consideration.

We respectfully advise that we have revised the disclosure on the cover page of the prospectus in response to this comment.

Summary

Conditions to the Merger, page 11

2.	We note the ability of either party to waive conditions to the merger. Please disclose whether it is the boards’ intent to resolicit stockholder approval if either party waives material conditions.

We respectfully advise that we have revised the disclosure on pages 11 and 88 in response to this comment.

Note B – Pro Forma Adjustments, page 21

3.	Please revise note (o) to quantify the one-time transaction related costs within other expenses.

We respectfully advise that we have revised the disclosure on page 21 in response to this comment.

4.

We note your adjustment (p) and related Note E for estimated cost savings to be recognized during the first year after the merger. Please remove this adjustment, or tell us how it is directly attributable to the transaction pursuant to the requirements of Article 11 of Regulation S-X.

We respectfully advise that we have removed this adjustment and the related note for estimated cost savings to be recognized during the first year after the merger.

Risk Factors

Failure to maintain effective systems of internal and disclosure control…, page 33

5.

Please revise your disclosure here, or where appropriate, to clarify your actual responsibilities pursuant to internal controls over financial reporting as an emerging growth company and the circumstances under which the requirements of section 404 of the Sarbanes-Oxley act will apply to your business.

We respectfully advise that we have revised the disclosure on pages 33 and 34 in response to this comment.

Blue Ridge qualifies as an “emerging growth company”…, page 34

6.

Please revise your disclosure to clarify whether or not you intend to take advantage of the extended transition period for the adoption of new accounting guidance afforded to emerging growth companies. If you have elected to use the extended transition period you should revise this risk factor or include a separate risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. If applicable, you should also disclose that as a result of this election that your financial statements may not be comparable to companies that comply with public company effective dates. Further you should provide a similar statement in your critical accounting policy disclosures on page 109. Also please revise to reflect the new gross revenue threshold in the definition of “emerging growth company” found in Rule 405 of the Securities Act of 1933 following inflation adjustments effective April 12, 2017. Refer to SEC Release 33-10332 for guidance.

We respectfully advise that we have revised the disclosure on pages 34 and 110 in response to this comment.

7.

As a related matter, since you are also a smaller reporting company, please add a separate risk factor disclosing that even if you no longer qualify as an emerging growth company, you may still be subject to reduced reporting requirements so long as you are a smaller reporting company.

We respectfully advise that we have revised the disclosure on page 34 in response to this comment.

The Merger

Background of the Merger, page 49

8.	Please discuss in greater detail the specific criteria used by the VCB Board to select the “top four proposals” from the 10 proposals that were received.

We respectfully advise that we have revised the disclosure on page 50 in response to this comment.

9.

Please briefly explain the basis for the VCB Board’s conclusion that the Blue Ridge proposal represented the “better combination of high valuation and low execution risk relative to the other proposals,” as your disclosure at the bottom of page 50 appears to indicate.

We respectfully advise that we have revised the disclosure on page 50 in response to this comment.

10.

On page 51, you disclose that from May 4, 2019 through May 13, 2019, the parties exchanged drafts and negotiated changes to the draft merger agreement in order to resolve “all open issues.” Please revise to briefly describe such issues.

We respectfully advise that we have revised the disclosure on page 51 in response to this comment.

Certain Unaudited Prospective Financial Information, page 70

11.

In the third paragraph on page 71, you state that the inclusion of the unaudited prospective financial information should not be deemed an admission or representation by Blue Ridge or VCB that it is viewed as material information. Similarly, at the end of the same paragraph you state that such information is “not being included to influence your decision whether to vote for the merger proposals, but is being provided solely because it was made available to Raymond James or

Sandler O’Neill in connection with the merger.” These statements unduly limit a shareholder’s reliance on the registration statement disclosures. Please remove or revise as appropriate.

We respectfully advise that we have deleted the referenced disclosure on page 71 in response to this comment.

Executive Compensation

Annual Cash Incentive Plan, page 107

12.	Please file the Annual Cash Incentive Plan as an exhibit to the registration statement. See Item 601(b)(10)(iii)(A) of Regulation S-K.

We do not have a written cash incentive plan. On an annual basis, the Compensation Committee of Blue Ridge determines metrics pursuant to which bonuses ultimately will be paid to Blue Ridge’s executive officers. The material terms of this program are summarized on page 107 and, in consideration of the Staff’s comment, we also have included a description of the program as Exhibit 10.6 to the Amendment No. 1.

Information about VCB

Directors of VCB, page 128

13.	Please revise to identify each director of VCB that will serve as a director of Blue Ridge that is independent under applicable independence standards pursuant to Item 407(a) of Regulation S-K.

We respectfully advise that we have revised the disclosure on page 128 in response to this comment.

Blue Ridge Bankshares, Inc.

Notes to the Consolidated Financial Statements for the years ended December 31, 2018 and 2017

Note 1. Nature of Operations and Significant Accounting Policies

Earnings per Share, page F-13

14.

We note your employee compensation includes restricted stock awards. Please tell us how your considered ASC 260-10-55 paragraphs 23 through 31 in your earnings per share calculation and your conclusions regarding whether there were any participating securities.

The shares issued as part of the restricted stock awards are issued to each individual and considered outstanding for purposes of the earnings per share calculation. The only restriction on the awards is the vesting period. Each individual has full rights to the dividends declared. There were no participating securities.

Notes to Consolidated Financial Statements for the three months ended March 31, 2019 and 2018

Note 10 – Business Segments, page F-60

15.	Please revise your disclosures to provide comparable data for the preceding year. See ASC 280-10-50-33 in this regard.

We respectfully advise that we have revised the disclosure on page F-61 in response to this comment.

Exhibits

16.

We note that each counsel appears to be delivering a short-form tax opinion, filed respectively as Exhibits 8.1 and 8.2, which references the opinion as stated in the prospectus. Accordingly, please revise your disclosure to remove any implication that the tax consequences of the merger transaction are uncertain (i.e., the statement in the second paragraph on page 78 that the parties “believe that the merger will qualify as a ‘reorganization’” and the related assumption at the end of the same paragraph) and instead provide a firm conclusion regarding the material tax consequences to investors. Please also clearly state that the discussion of the material U.S. federal income tax consequences represents the opinion of each counsel. Alternatively, please have each counsel revise to provide a long-form opinion. Please refer to Section III.B.2 of Staff Legal Bulletin No. 19 for guidance.

We respectfully advise that we have revised the disclosure on pages 5, 10, 27, 78 and 80 in response to this comment.

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If you have any questions concerning the foregoing responses, please do not hesitate to contact me at (540) 843-5208 or our counsel, Scott H. Richter at Williams Mullen, at (804) 420-6221.

Thank you for your assistance in this matter.

Yours truly,

/s/ Amanda G. Story
Amanda G. Story

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